Raymond James Financial Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Filer: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **06/20/12**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer Ackart
Submission Contact Phone Number	727-567-4303
Exchange	NONE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	06/20/12
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com

Documents

8-K	**k8062012.htm**
	8-K
EX-99.1	**ex99_1.htm**
	May 2012 Operating Data
GRAPHIC	**rjflogo.jpg**
	Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>06/20/12</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8062012.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8062012.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>May 2012 Operating Data</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 20, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On June 20, 2012, Raymond James Financial, Inc. issued a press release to disclose its operating data for May 2012.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

      (d) The following is filed as an exhibit to this report:

Exhibit No.

      99.1 Press release dated June 20, 2012, issued by Raymond James Financial, Inc.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 20, 2012   By: /s/ Jeffrey P. Julien
                                                       Jeffrey P. Julien
                                                         Executive Vice President – Finance,
                                                         Chief Financial Officer and Treasurer

RAYMOND JAMES

June 20, 2012
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS MAY 2012 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"Our reported metrics for the month of May were substantially in line with expectations given the decline in the equity markets," said CEO Paul Reilly. "The S&P 500 index was down 6.3 percent for the month, largely triggered by the continuing economic problems in Europe.

"Accordingly, commission revenues weakened from the prior month in both the Private Client Group and Capital Markets segments. Assets under administration and assets under management, with the latter being more concentrated in equities, both followed the equity markets lower.

"Equity underwriting activity continues to lag the vibrant levels of the prior year, but our investment banking revenues now also includes the significant Municipal Finance capability acquired as part of the Morgan Keegan transaction.

"Raymond James Bank continues to be an active lender when appropriate opportunities are available. Net loans outstanding grew modestly for the month.

"We're extremely pleased with progress to date on the Morgan Keegan integration. Retention remains very high and all system conversions are on schedule. We remain optimistic about the long term prospects of our greatly enhanced platform."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Raymond James | Morgan Keegan and Raymond James Ltd., have more than 6,000 financial advisors serving over 2 million accounts in more than 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets exceed $360 billion, of which approximately $40 billion are managed by the firm's asset management subsidiaries.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements, due to a number of factors, which include, but are not limited to, difficulty integrating Raymond James' and Morgan Keegan's businesses or realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, diversion of management time on integration issues, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2011 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2011 and March 30, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

	May 2012 (22 business days	May 2011 (21 business days	April 2012 (20 business days
Total securities commissions and fees [1]	$241 mil.	$186.9 mil.	$253 mil.
Total client assets under administration[2]	$ 363 bil.	$ 282 bil.	$ 376 bil.
Number of lead managed corporate underwritings [3]	3	7	5
Financial assets under management [4]	$ 39.9 bil.	$ 36.9 bil	$ 42.1 bil.
Raymond James Bank total loans, net	$ 7.6 bil.	$ 6.1 bil.	$ 7.5 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) Includes institutional assets of approximately $19 billion for April and May 2012 and approximately $2.5 billion for May 2011.

 (3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions, M&A and co-managed deals and transaction fees.

(4) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.